QEP RESOURCES, INC.
1050 17th Street, Suite 800
Denver, Colorado 80265

August 8, 2014

VIA EDGAR

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	QEP Resources, Inc.
Form 10-Q for Quarter Ended March 31, 2014
Filed May 7, 2014
File No. 1-34778

Dear Mr. Skinner:

Set forth below are the responses of QEP Resources, Inc. (the “Company,” “we” or “us”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in your letter dated July 25, 2014 (the “Comment Letter”), regarding the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed via EDGAR on May 7, 2014 (the “First Quarter Form 10-Q”). The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Financial Statements, page 2

Unaudited Notes Accompanying the Condensed Consolidated Financial Statements, page 6

Note 15 – Subsequent Events, page 25

1.
Disclosure under this note indicates that you have agreed to sell certain non-core properties for an aggregate sales price of approximately $807.5 million, and that these properties have an aggregate net book value of approximately $886.0 million as of the effective date of January 1, 2014. Tell us whether you tested these properties for impairment as of March 31, 2014. As part of your response, explain to us whether you

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
August 8, 2014

considered these properties “held and used” or “held for sale” as of that date. If you did not test these properties for impairment as of March 31, 2014, explain to us your basis for concluding that no testing was necessary. If you did test these properties for impairment, describe for us, in reasonable detail, all material assumptions, including those related to volumes and prices, used in your test. See FASB ASC paragraphs 360-10-35-21(f) and 360-10-45-9.
Response:
As of March 31, 2014, we assessed the assets that were ultimately divested in two transactions that closed on June 30, 2014 (the “Properties”), for impairment under the “held and used” model. The basis for our conclusion that the Properties were “held and used” is discussed below. We tested for recoverability pursuant to ASC 360‑10-35-21, because we determined that it was more likely than not that the Properties would ultimately be sold before the end of their estimated useful life (ASC 360-10-35-21(f)). Since the Properties were “held and used” as of March 31, 2014, the impairment test would follow ASC 360-10-35-16 et seq. for assessing long-lived assets classified as “held and used” in the existing successful efforts field (the “unit of account”), consistent with our methodology for assessing impairment at December 31, 2013, as further discussed below. The Properties that were ultimately sold were an aggregation of properties from various successful efforts fields and grouped into two sales packages.
As of December 31, 2013, we tested the Properties for impairment following the guidance in ASC 360-10-35-15 through 49. We determined that the Properties were not impaired, because the carrying amount of the successful efforts fields of which they were a part did not exceed the undiscounted future cash flows. The December 31, 2013, impairment assessment was completed on a successful efforts field-by-field basis, using the undiscounted future cash flows of each underlying successful efforts field, based on its reserves and future commodity index prices.
At March 31, 2014, to test for possible impairment, we compared the future commodity index prices as of March 31, 2014, to those used in the impairment test as of December 31, 2013, and observed that the future commodity index prices at March 31, 2014, were higher than at December 31, 2013. Additionally, we reviewed the Properties’ reserves and the operating performance, observing no significant change in inputs, such as lease operating costs, production tax rates, etc. or other negative performance conditions that would cause a recalculation of the reserves in the interim period. Based on these assessments, we concluded that the impairment test at March 31, 2014, would result in the same conclusion, i.e., that the carrying value would not exceed the undiscounted future cash flows and, therefore, no impairment should be recorded.
As noted above, at March 31, 2014, the Properties were considered “held and used” pursuant to the criteria in ASC 360-10-45-9. The Company determined that as of March 31, 2014, although we had met the first five criteria under ASC 360-10-45-9(a) through (e), we had not yet met the

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
August 8, 2014

criteria under ASC 360-10-45-9(f), which states, “Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.” This conclusion was made based upon the following factors:

•	We were still in the process of determining which specific leases and wells were to be included in the transactions;

•
During previous marketing efforts, for various reasons, we had made significant changes to the packages of properties being offered for sale after the marketing process had begun. Specifically, in 2012 and 2013, we had marketed a subset of the properties that were ultimately sold on June 30, 2014, that, for various reasons, we ultimately withdrew from being offered for sale, and we continued to hold and use the properties.

•	During 2014, through the March 31, 2014, balance sheet date, we did not have a large number of transaction participants, adding an element of uncertainty as to the outcome of the plan;

•
The Properties were subject to a litigation settlement, which resulted in a new methodology for calculating royalties. The litigation settlement complicated the revenue distribution process and made the valuation of the Properties more complex; and

•	Potential title issues existed on the Properties, also making the marketing process more uncertain.

Based upon the above factors, we were unsure if the sale of the Properties would be successful or what the ultimate price would be and believed that there could be significant changes to the assets subject to the purchase and sale agreements that might result in withdrawal of the sales packages. For these reasons, we believed that until there were signed purchase and sale agreements and the uncertainties listed above had been resolved, we were not able to meet ASC 360-10-45-9(f) for the Properties. Therefore, at March 31, 2014, we had not met the criteria under ASC 360-10-45-9(f), and the Properties were classified as “held and used.”
We further assessed whether there was a change of classification of the Properties from “held and used” to “held for sale” after the balance sheet date but before the filing of the First Quarter Form 10-Q (filed on May 7, 2014). On May 2, 2014, and May 5, 2014, we entered into purchase and sale agreements for the Properties and determined that the Properties included in those purchase and sale agreements should be classified as “held for sale” as of May 2, 2014, and May 5, 2014, respectively. In accordance with ASC 360-10-45-13, since the criteria were met after the balance sheet date but before the financial statements were issued, the Properties continued to be classified as “held and used” at March 31, 2014. As such, we included disclosures required by ASC 205-20-50-1(a) within Note 15 – Subsequent Events of the First Quarter Form 10-Q, including a description of the facts and circumstances leading to the expected disposals, the expected manner and timing of the disposals, and the carrying value of the Properties. Furthermore, it was determined that our assessment of possible impairment as of

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
August 8, 2014

March 31, 2014, considered all possible outcomes that existed as of the balance sheet date. This assessment of possible outcomes did consider the possible sale; however, we did not assign any probability to a cash proceeds sale, as it was deemed negligible at March 31, 2014, given the uncertainties discussed above. Also, given that the properties were being marketed in a package of assembled properties from various fields and not on a property by property basis, it made any allocation of expected sales proceeds from the packages to the fields even less practical. Accordingly, we concluded that revisions to our assessment as of March 31, 2014, using expected cash flows on a field-by-field basis, should not be made in accordance with ASC 360-10-45-13.
We respectfully note for the Staff’s information that the ultimate sale in the second quarter of 2014 of the Properties resulted in a loss on sale of $200.9 million, which was reported in our Form 10-Q for the quarter ended June 30, 2014, filed via EDGAR on August 6, 2014. The loss actually incurred is greater than the difference between the carrying value as of January 1, 2014, and the sales price as indicated in our disclosure in our First Quarter Form 10-Q for the following reasons:

•
The Properties had downward purchase price adjustments of approximately $49.0 million due to adjustments for revenues generated and expenses incurred during the period from the effective date of January 1, 2014, and the closing date of June 30, 2014. As is customary in the upstream oil and gas property sales process, the acquirer has a contractual “effective date” in the purchase and sale agreement that provides that the net operating cash flow (revenues less operating and capital expenses) between the effective date and the closing date be attributed to the acquirer. This results in an adjustment of the purchase price at closing;

•
The Properties had $48.0 million of proceeds withheld related to possible title defects, which included $19.3 million of defects already agreed upon and taken and $28.7 million currently being held in escrow related to unresolved title defects. Additionally, there is an estimated $13.2 million in probable losses for other title defects;

•
The March 31, 2014, disclosure included a smaller asset sale in the Williston Basin, which was not part of the Properties, for a total purchase price of $35.0 million and a net book value of $25.8 million; however, the ultimate sale of these properties was part of a larger successful efforts field and, thus, in accordance with ASC 932-360-55-11, was not recognized as a gain on sale; and

•
We incurred $11.7 million of costs (brokerage fees, legal fees, severance payments to employees, etc.) related to selling the Properties, most of which were not determinable until the transactions closed.

2.	Tell us the timeline of all significant events leading up to the agreement to sell the properties discussed under this note. As part of your response, explain to us whether

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
August 8, 2014

these properties were included in the non-core properties that you indicated you expected to sell in your press release dated December 9, 2013, which was included in your Form 8-K dated December 6, 2013.
Response:
The press release dated December 9, 2013, included our intent to divest various non-core properties, including the Properties, which were sold on June 30, 2014, as well as other non-core properties that we may sell in the latter half of 2014. The timeline of all significant events leading up to the sale of the Properties is below.

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
August 8, 2014

Date	Event	Notes
12/9/2013	Press release issued stating intention to divest various non-core properties in the Midcontinent
This announcement disclosed our intention to sell various non-core Midcontinent properties in transactions throughout 2014 and potentially into 2015. The packages of properties offered for sale evolved and were redefined throughout the first half of 2014 and could continue to evolve and be redefined.

2/24/2014	Data rooms opened for Granite Wash and Woodford Cana packages
3/27/2014	Indicative offers due
Although indicative offers were due, because determinations regarding which leases and wells would be sold did not occur until after March 31, 2014, and because our prior attempts to sell similar assets had been unsuccessful, we concluded that the ultimate property determinations and purchase price could vary significantly from any offer submitted, and a sale of properties was not certain at this date.

4/2/2014	Final offers due
Although final offers were due, because determinations regarding which leases and wells would be sold did not occur until after March 31, 2014, and because our prior attempts to sell similar assets had been unsuccessful, we concluded that the ultimate property determinations and purchase price could vary significantly from any offer submitted, and a sale of properties was not certain at this date.

4/2/2014 - 5/1/2014	Bid Summary Reviewed	During this time, the final lease and well determinations were still being negotiated and issues surrounding title defects were investigated, causing significant changes to the purchase price.
5/2/2014	Purchase and Sale Agreement signed with Cimarex Energy Co. for Woodford Cana assets	Uncertainties were largely resolved, and we characterized the associated Properties as "held for sale."
5/5/2014	Purchase and Sale Agreement signed with three Enervest entities and FourPoint Energy, LLC for Granite Wash assets	Uncertainties were largely resolved, and we characterized the remaining Properties as "held for sale."
6/30/2014	Closing of asset sales

3.
The transcript from your first quarter 2014 earnings call indicates that you intend to bring several additional noncore Midcontinent assets to market. Identify these assets for us, and tell us whether you tested them for impairment as of March 31, 2014. As part of your response, explain to us whether you considered these assets “held and used” or “held for sale” as of that date. If you did not test these assets for impairment as

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
August 8, 2014

of March 31, 2014, explain to us your basis for concluding that no testing was necessary. If you did test these properties for impairment, describe for us, in reasonable detail, all material assumptions, including those related to volumes and prices, used in your test. See FASB ASC paragraphs 360-10-35-21(f) and 360-10-45-9.
Response:
The additional non-core Midcontinent assets discussed in the first quarter 2014 earnings call include the majority of our remaining non-core assets located in the Midcontinent area of our Southern Region (the “Additional Properties”). We continue to acquire properties in our Southern Region, as indicated by our February 2014 Permian Basin acquisition. We also divest other properties in our other operating areas as part of our ongoing business. We plan to continue to assess the Additional Properties and market them in multiple packages throughout the remainder of 2014 and into 2015. Since it is not yet probable that the Additional Properties will be sold within one year and actions required to complete the sale(s) indicate that it is likely that significant changes could be made or that the sale(s) may not be consummated, we determined that the Additional Properties should not be characterized as “held for sale” at March 31, 2014, and June 30, 2014.
Therefore, at March 31, 2014, and June 30, 2014, we assessed the Additional Properties for impairment under the “held and used” model pursuant to ASC 360-10-35-21 and consistent with the process discussed in our response to Comment 1 above, noting that an impairment test should be completed as it was more likely than not that the assets would be sold before the end of their estimated useful life (ASC 360-10-35-21(f)). Since the Additional Properties were determined to be “held and used” as of March 31, 2014, and June 30, 2014, the impairment test would follow the same methodology as the impairment test performed at December 31, 2013.
At March 31, 2014, and June 30, 2014, to test for possible impairment on the Additional Properties, we compared the future commodity index prices as of March 31, 2014, and June 30, 2014, to those used in the impairment test as of December 31, 2013, and observed that the future commodity index prices at March 31, 2014, and June 30, 2014, were higher than at December 31, 2014. Additionally, we reviewed the Additional Properties’ reserves and operating performance, observing no significant change in inputs, such as lease operating costs, production tax rates, etc. or other negative performance conditions that would cause recalculation of the reserves in the interim periods. Based on these assessments, we concluded that the impairment tests at March 31, 2014, and June 30, 2014, would result in the same conclusion, i.e., that the carrying amount would not exceed their undiscounted future cash flows and, therefore, no impairment should be recorded.

Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
August 8, 2014

Acknowledgment:

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at (303) 640-4242, e-mail at richard.doleshek@qepres.com, or facsimile at (303) 295-0222 with any questions or comments regarding this letter.

Sincerely,

/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer
QEP Resources, Inc.